NEPHROS, INC.
41 GRAND AVENUE
RIVER EDGE, NEW JERSEY 07661

VIA EDGAR	October 30, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010
Attention:  Celia Soehner

Re:  Nephros, Inc.
Registration Statement on Form S-1 (Reg. No. 333-162295)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, we respectfully request that the Commission grant as soon as possible an order for the withdrawal of the Registration Statement referenced above.  Nephros is ineligible to file an unallocated shelf registration statement.

The Registration Statement was filed on October 2, 2009.  The Registration Statement was not declared effective and Nephros did not make any offers or sales under the Registration Statement.

Please direct all inquiries to our counsel, Alexander M. Donaldson, at (919) 781-4000.

Respectfully,

NEPHROS, INC.

/s/ Gerald J. Kochanski
Gerald J. Kochanski
Chief Financial Officer